EXHIBIT (h)(3)(iv)

EXPENSE LIMITATION AGREEMENT
NEUBERGER BERMAN ETF TRUST
NEUBERGER BERMAN SMALL-MID CAP ETF
1290 Avenue of the Americas
New York, New York 10104
March 4, 2024
Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104
Dear Ladies and Gentlemen:
              Neuberger Berman Small-Mid Cap ETF (“Fund”) is a series of Neuberger Berman ETF Trust, a Delaware statutory trust (“Trust”).

 You hereby agree, from March 5, 2024 until the date noted on Schedule A (“Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding interest, brokerage commissions, taxes including any expenses relating to tax reclaims, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund noted on Schedule A so that the Operating Expenses of the Fund are limited to the respective rate per annum, as noted on Schedule A, of the Fund’s average daily net assets (an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section.
The Fund agrees to repay you out of assets attributable to the Fund noted on Schedule A for any fees waived by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided that the repayment does not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays you, whichever is lower. Any such repayment must be made within three years after the year in which you incurred the expense.
 You understand that you shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.
 This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust, as that term is defined in the Investment Company Act of 1940. This Agreement supersedes any prior agreement with respect to the subject matter hereof as of March 5, 2024.
 If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.
Very truly yours,
NEUBERGER BERMAN ETF TRUST, on behalf of NEUBERGER BERMAN SMALL-MID CAP ETF
By: /s/ Joseph V. Amato
Name: Joseph V. Amato
Title: Chief Executive Officer and President

The foregoing Agreement is hereby accepted as of March 4, 2024.
NEUBERGER BERMAN INVESTMENT ADVISERS LLC
By: /s/ Joseph V. Amato
Name: Joseph V. Amato
Title: President and Chief Investment Officer - Equities

SCHEDULE A
Fund	Limitation Period	Expense Limitation

Neuberger Berman Small-Mid Cap ETF	8/31/2027	0.73%